                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2000

     Commission file number 0-016473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SSE TELECOM, INC.
                            47823 WESTINGHOUSE DRIVE
                                FREMONT, CA 94539

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           SSE TELECOM, INC.

Date:  July 31, 2001             By  /s/  LEON BLACHOWICZ
                                          --------------------------------------
                                 Title:   on behalf of the Administrator of the
                                          SSE Telecom, Inc.
                                          401(k) Profit Sharing Plan

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                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


Page 2 of 14
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SSE TELECOM, INC.
401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000 AND 1999


TABLE OF CONTENTS
-----------------------------------------------------------------------------

                                                                         PAGE

Independent Accountants' Report............................................4

Financial Statements:

Statements of Net Assets Available for Benefits............................5
Statements of Changes in Net Assets Available for Benefits.................6
Notes to Financial Statements..............................................7

Supplemental Schedule as of December 31, 2000..............................12

Schedule of Assets Held for Investment Purposes............................13


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                         INDEPENDENT ACCOUNTANTS' REPORT

TO THE PARTICIPANTS AND
PLAN ADMINISTRATOR OF THE
SSE TELECOM, INC.
401(k) PROFIT SHARING PLAN

We have audited the financial statements of the SSE Telecom, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
July 12, 2001

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SSE TELECOM, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------


                                                             DECEMBER 31,
                                                        2000             1999
                                                     ----------       ----------
Assets:
     Investments, at fair value ..............       $4,964,300       $5,135,948
     Investments, at contract value ..........          198,502          251,205
     Participant loans .......................          235,266          197,152
                                                     ----------       ----------

Net assets available for benefits ............       $5,398,068       $5,584,305
                                                     ==========       ==========

See notes to financial statements.

SSE TELECOM, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                        YEARS ENDED
                                                                                        DECEMBER 31,
                                                                                   2000           1999
                                                                               -----------    -----------
Additions to net assets attributed to:
 Investment income:
  Dividends and interest ...................................................   $   219,410    $   443,310
  Net realized and unrealized appreciation
  (depreciation) in fair value of investments ..............................      (506,378)       722,830
                                                                               -----------    -----------

                                                                                  (286,968)     1,166,140

 Contributions:
  Participants' ............................................................       515,055        622,826
  Employer's ...............................................................        78,841        109,849
                                                                               -----------    -----------

                                                                                   593,896        732,675
                                                                               -----------    -----------

  Total additions ..........................................................       306,928      1,898,815

Deductions from net assets attributed to:
 Withdrawals and distributions .............................................      (479,702)    (2,258,102)
 Administrative expenses ...................................................       (13,463)       (22,833)
                                                                               -----------    -----------

  Total deductions .........................................................      (493,165)    (2,280,935)
                                                                               -----------    -----------

  Net decrease in net assets................................................      (186,237)      (382,120)

                                                                               -----------    -----------

Net assets available for benefits:
 Beginning of year .........................................................     5,584,305      5,966,425
                                                                               -----------    -----------

 End of year ...............................................................   $ 5,398,068    $ 5,584,305
                                                                               ===========    ===========

See notes to financial statements

SSE TELECOM, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The following description of the SSE Telecom, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1981 by SSE Telecom, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On May 17, 2001, the Company filed for protection under Chapter 11 of the federal bankruptcy statutes. In conjunction with this action, the Board of Directors intends to terminate the Plan. In accordance with ERISA provisions for terminating plans, participants were made fully vested in their accounts as of April 1, 2001.

ADMINISTRATION - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company contracted with Union Bank of California (Union Bank) to act as the custodian and trustee of the Plan and to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments of the Plan are held by Union Bank and invested based solely upon instructions received from participants. The Committee added the SSE Telecom, Inc. Stock Fund (SSET Stock Fund) as an additional investment option in 1997. The fund was invested in shares of the Company's common stock. Participants' investments in the SSET Stock Fund were restricted to a maximum of 10% of their total account value. Effective July 1, 1999, the fund was frozen by the Committee. Henceforth, participants were permitted to transfer their investments from the SSET Stock Fund but no new contributions or transfers into the fund were permitted.

The Plan's investment in mutual funds and SSET Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. As of July 12, 2001, the SSET Stock Fund was valued at $0.06 per share. The Union Bank Stable Value fund is a collective trust fund invested primarily in a diversified portfolio of guaranteed insurance contracts and was valued at contract value (purchase price plus interest) as of the last day of the Plan year as reported by Union Bank. The yield fluctuates daily and was 6.05% and 5.83% at December 31, 2000 and 1999, respectively. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES - The Plan applied for and received a favorable determination letter dated October 23, 1998. In connection with the termination of the Plan, the Committee intends to apply for an approved termination letter from the Internal Revenue Service stating that the termination of the Plan does not adversely affect its qualifications for federal tax purposes. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

RECLASSIFICATIONS - Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of 14 different funds offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would have materially affected participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

PARTICIPANT CONTRIBUTIONS - Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agreed to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2000 and 1999, the Company matched 50% of each eligible participant's contribution up to a maximum of 6% of the participant's compensation, not to exceed $1,000 per year. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the years ended December 31, 2000 and 1999.

VESTING - Participants are immediately vested in their contributions. Participants are fully vested in the employer's profit sharing and matching contributions allocated to their account after five years of credited service.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any, and forfeitures of terminated participants' nonvested accounts. Allocation of the Company's contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

PAYMENT OF BENEFITS - Upon termination, the participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2000 carry interest rates which range from 9.5% to 10.5%.

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NOTE 3 - INVESTMENTS

The following table includes the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                             2000         1999
                                             ----         ----

T. Rowe Price:
     Small-Cap Value Fund ............   $  224,772   $  259,721
     Spectrum Income Fund ............      145,798      122,316
Highmark Diversified Money Market Fund      169,175      194,994
Union Bank Stable Value Fund .........      198,502      251,205
Strong Corporate Bond Fund ...........      149,992      208,099
Vanguard Total Stock Market Fund .....      541,359      469,613
Vanguard Asset Allocation Fund .......      539,521      673,165
Highmark Value Momentum Fund .........      201,561      303,429
Vanguard Primecap Fund ...............    1,280,544    1,231,723
Dreyfus Appreciation Fund ............      664,391      752,310
Templeton World I Fund ...............      399,184      531,802
Invesco Dynamics Fund ................      341,900       91,820
Janus Twenty Fund ....................      294,065      169,099
SSET Stock Fund ......................       11,945      127,857
Cash .................................           93
Participant loans ....................      235,266      197,152
                                         ----------   ----------

         Assets held for investment
            purposes .................   $5,398,068   $5,584,305
                                         ==========   ==========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                           2000         1999
                           ----         ----

         SSET Stock .   ($113,338)   $ 134,084
         Mutual funds    (393,040)     588,746
                        ---------    ---------

                        ($506,378)   $ 722,830
                        =========    =========



NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments in a collective trust are managed by Union Bank, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. As allowed in the Plan up to July 1, 1999, participants could elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock was as follows at December 31, 2000 and 1999:

         DATE      NUMBER OF SHARES   FAIR VALUE    COST
         ----      ----------------   ----------  --------
         2000          13,721          $ 11,945   $ 45,505
                                       ========   ========

         1999          13,736          $127,857   $ 46,131
                                       ========   ========

Page 11 of 14
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                              SUPPLEMENTAL SCHEDULE

SSE TELECOM, INC.                                            EIN:  52-1466297
401(k) PROFIT SHARING PLAN                                   PLAN #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000


------------------------------------------------------------------------------------------------------------------

    IDENTITY OF ISSUE, BORROWER,             DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,          CURRENT
      LESSOR OR SIMILAR PARTY               RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE           VALUE
-----------------------------------------   ---------------------------------------------------         ----------

   Cash                                           Cash                                                        $93
   T. Rowe Price:
      Small-Cap Value Fund                        Mutual fund                                             224,772
      Spectrum Income Fund                        Mutual fund                                             145,798
*  Highmark Diversified Money Market Fund         Mutual fund                                             169,175
*  Union Bank Stable Value Fund                   Collective trust fund                                   198,502
   Strong Corporate Bond Fund                     Mutual fund                                             149,992
   Vanguard Total Stock Market Fund               Mutual fund                                             541,359
   Vanguard Asset Allocation Fund                 Mutual fund                                             539,521
*  Highmark Value Momentum Fund                   Mutual fund                                             201,561
   Vanguard Primecap Fund                         Mutual fund                                           1,280,544
   Dreyfus Appreciation Fund                      Mutual fund                                             664,391
   Templeton World I Fund                         Mutual fund                                             399,184
   Invesco Dynamics Fund                          Mutual fund                                             341,900
   Janus Twenty Fund                              Mutual fund                                             294,065
*  SSET Stock Fund                                Common stock fund                                        11,945
*  Participant loans                              Interest rates ranging from 9.5% - 10.5%                235,266
                                                                                                       ----------

                                                                                       Total           $5,398,068
                                                                                                       ==========


*  Parties-in-interest


Page 13 of 14
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                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-52072 and No. 333-31289) of SSE Telecom, Inc. of our report dated July 12, 2001, relating to the financial statements and schedule of the SSE Telecom, Inc. 401(k) Profit Sharing Plan included in this Annual Report Form 11-K.



By /s/   Mohler, Nixon & Williams
         ---------------------------------------
         MOHLER, NIXON & WILLIAMS
         Accountancy Corporation

Campbell, California
July 31, 2001


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